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                                                     Filed Pursuant to 424(b)(3)
                                                 Registration File No. 333-66358


                             ALAMOSA HOLDINGS, INC.

                        30,649,990 SHARES OF COMMON STOCK

                                   ----------

                               SUPPLEMENT NO. 8 TO
                                   PROSPECTUS

                                   ----------

         This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

         You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001, filed by us with the Securities and Exchange Commission, prospectus supplement no. 1, filed by us with the Securities and Exchange Commission on October 18, 2001, prospectus supplement no. 2, filed by us with the Securities and Exchange Commission on October 30, 2001, prospectus supplement no. 3, filed by us with the Securities and Exchange Commission on November 14, 2001, prospectus supplement no. 4, filed by us with the Securities and Exchange Commission on February 28, 2002, prospectus supplement no. 5, filed by us with the Securities and Exchange Commission on March 29, 2002, prospectus supplement no. 6, filed by us with the Securities and Exchange Commission on May 2, 2002 and prospectus supplement no. 7, filed by us with the Securities and Exchange Commission on May 15, 2002. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The New York Stock Exchange under the symbol "APS." On June 12, 2002, the last reported sale price of one share of our common stock was $1.10.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

         The date of this prospectus supplement is June 13, 2002.





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RECENT DEVELOPMENTS

         On June 13 2002 we issued the following press release.

             ALAMOSA REVISES SECOND QUARTER SUBSCRIBER EXPECTATIONS AND SUBSTANTIALLY INCREASES FULL YEAR 2002 EBITDA GUIDANCE

LUBBOCK, TEXAS (JUNE 13, 2002) - Alamosa Holdings, Inc. (NYSE: APS), the largest Sprint PCS (NYSE: PCS) Network Partner based on number of subscribers, today announced it is revising expectations for net subscriber additions and churn for the second quarter ending June 30, 2002 and increasing the Company's full-year 2002 EBITDA (earnings before interest, taxes, depreciation and amortization) guidance.


REVISED GUIDANCE
----------------

     o SECOND QUARTER NET SUBSCRIBERS - Alamosa now expects net subscriber additions to be approximately 15,000 to 25,000 for the second quarter. Alamosa previously expected net subscriber additions to be approximately 30,000 to 35,000 for the second quarter.

     o SECOND QUARTER CHURN - Alamosa now expects churn in the second quarter to be in the range of 3.1 to 3.3 percent.

     o 2002 EBITDA - Alamosa now expects to achieve positive EBITDA in the range of approximately $25 million to $35 million for 2002. Alamosa previously expected positive EBITDA in the range of approximately $15 million to $20 million for 2002.

"While we believe future demand for wireless services will be strong, as a result of lower than expected gross subscriber additions during late May and June to-date and a marginal increase in churn, we now expect our net subscriber growth during the second quarter will be below our previous expectations," said David E. Sharbutt, Chief Executive Officer of Alamosa Holdings, Inc. "We attribute the lower subscriber growth to several factors, including more competitive sales conditions, reduced additions of sub-prime customers as a result of the new deposit requirement, and a general expectation of slower subscriber growth in the second quarter."

"I am pleased to report that we now expect to achieve a substantial increase in positive EBITDA for the year. While the lower number of subscriber additions will have a positive impact on EBITDA during the second quarter, the increase during the year will be driven primarily by our continued focus on operational excellence and efficiencies throughout every level of our company. Overall, we believe 2002 will be a positive year for Alamosa as we focus on the


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financial performance of our company. Alamosa continues to be over-funded in excess of $50 million dollars at the point of becoming free cash flow positive in 2003."

Alamosa reaffirmed its previously announced guidance as follows.


REAFFIRMED GUIDANCE
-------------------

     o 2002 NET SUBSCRIBERS - Alamosa expects net subscriber additions for the year to remain in the range of 190,000 to 210,000 with year-end subscribers in the range of approximately 693,000 to 713,000. The second half of the year, which is seasonally much stronger for net adds than the first half, is expected to be positively impacted by the launch of third generation technology (1XRTT).

     o CAPITAL EXPENDITURES - Alamosa expects capital expenditures for the year to be approximately $85 million.

     o ARPU - Alamosa expects ARPU without roaming for the full year to remain in the range of $59 to $61 and expects ARPU with roaming to continue to decline due to roaming revenue being spread over an increasing subscriber base.


ABOUT ALAMOSA
-------------

Alamosa Holdings, Inc. is the largest Sprint PCS Network Partner based on number of subscribers. Alamosa has the exclusive right to provide digital wireless mobile communications network services under Sprint's PCS division throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa's territory includes licensed population of 15.8 million residents.


ABOUT SPRINT

Sprint operates the nation's largest all-digital, all-PCS wireless network, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities across the country. Sprint has licensed PCS coverage of more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. Sprint plans to launch its 3G network nationwide this summer and expects to deliver faster speeds and advanced applications on Sprint PCS 3G Phones and devices. For more information on products and services, visit www.sprint.com/mr. Sprint PCS is a wholly-owned tracking group of Sprint Corporation trading on the NYSE under the symbol "PCS." Sprint is a global communications company with more than 80,000 employees worldwide and $26 billion in annual revenues and is widely recognized for developing, engineering and deploying state-of-the art network technologies.

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Statements contained in this news release that are forward-looking statements, such as statements containing terms such as can, may, will, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: Alamosa's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with us; change in population; difficulties in network construction; increased competition in our markets; failure to consummate anticipated acquisitions and adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa's Annual Report on Form 10-K for the year ended December 31, 2001 and in subsequent filings with the Securities and Exchange Commission.


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